Mail Stop 4561

December 22, 2008

Mr. Stan Vashovsky
Chairman and Chief Executive Officer
Health Systems Solutions, Inc.
405 N. Reo Street, Suite 300
Tampa, FL  33609

> **Re:** **Health Systems Solutions, Inc.**
> **Form 8-K Filed on November 14, 2008**
> **Forms 10-Q For the Quarterly Periods Ended June 30, 2008 and**
> **September 30, 2008**
> **File No. 000-27197**

Dear Mr. Vashovsky:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief